CHARITABLE GIVING RIDER
This Rider provides an additional Death Benefit which is paid directly to the Charitable Beneficiary.
GENERAL PROVISIONS
This Rider will be issued as an attachment to Your Policy if Your Specified Amount is an amount that meets Our underwriting guidelines for issuance of this Rider and You elect this Rider. You must exercise the option to attach this Rider to Your Policy at the time of Your application. The terms of the Policy also apply unless they conflict with the specific terms of this Rider in which case the Rider form supersedes the Policy Language. There is no explicit charge for this Rider and it provides no Surrender Value or Loan Amount.
BENEFIT
You must name a Charitable Beneficiary when You elect this Rider. If the Death Benefit becomes payable while this Rider is in force, We will pay the Charitable Gift Amount to the Charitable Beneficiary. If the Death Benefit becomes payable and no Charitable Beneficiary is named, no Charitable Gift Amount will be paid.
CHARITABLE GIFT AMOUNT
The Charitable Gift Amount is 1% of the base policy Specified Amount, but will not exceed $100,000. The Charitable Gift Amount is in addition to the Death Benefit payable under the Policy.
CHARITABLE BENEFICIARY
The Charitable Beneficiary may be any organization exempt from taxation pursuant to Section 501(c) of the Internal Revenue Code and eligible to receive a charitable contribution as defined in Section 170(c) of the Internal Revenue Code.
If the Charitable Beneficiary is not in existence or no longer qualifies as a 501(c) organization at the time the Charitable Gift Amount becomes payable, the Owner (or the Owner’s estate representative if the Owner is the Insured) must designate in writing a new Charitable Beneficiary to whom the Charitable Gift Amount will be payable. If We do not receive such written designation within 90 days of Our request, no Charitable Gift Amount will be paid.
CHANGES
Changing the Charitable Beneficiary. While the Policy and this Rider are in force, You may change the Charitable Beneficiary by sending a Written Notice to Our Administrative Office.

Changing the Owner of the Policy. If the Owner of the Policy is changed while this Rider is in force, the new Owner may name a new Charitable Beneficiary.

Effect of Transactions on the Charitable Gift Amount. The Charitable Gift Amount will never increase. The Charitable Gift Amount will decrease if the Specified Amount of the base Policy decreases.
REINSTATEMENT
This rider may be reinstated as part of the reinstatement of the Policy to which it is attached.
TERMINATION
This Rider will terminate on the earliest of:

•	the date of the Insured’s death; or

•	the date the Policy terminates; or

•	the date We receive Your written request to remove this Rider.

This Rider is effective on the Issue Date or the effective date of Reinstatement of the Policy to which it is attached.

Symetra Life Insurance Company
[David S. Goldstein]
[Secretary]

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